

SECURITIES AND EXCHANGE COMMISSION
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SEC FILE NUMBER
8-49852

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dreyfus Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Mellon Bank Center
(No. and Street)

Pittsburgh	Pennsylvania	15259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William V. Ungemach — 412-234-0648
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — if individual, state last, first, middle name)

One Mellon Bank Center	Pittsburgh	Pennsylvania	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, William V. Ungemach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dreyfus Financial Services Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


Notarial Seal
Lynn A. Loposky, Notary Public
Pittsburgh, Allegheny County
My Commission Expires May 1, 2004
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Senior Vice President

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DREYFUS FINANCIAL SERVICES CORPORATION

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents (note 3)	$	1,271,097
Commissions receivable		1,312
Taxes receivable from affiliate (note 3)		3,268
	$	1,275,677

Liabilities and Shareholder's Equity

Accounts payable and accrued liabilities		251
Income taxes payable to affiliate		21,584
		21,835
Shareholder's equity (note 6):		
Common stock, $0.01 par value; authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		99,990
Retained earnings		1,153,842
		1,253,842
	$	1,275,677

See accompanying notes to financial statements.

DREYFUS FINANCIAL SERVICES CORPORATION

Statement of Income

For the Year Ended December 31, 2001

Revenue:		
Commissions	$	12,948
Interest (note 3)		39,531
		52,479
Expenses:		
Operating expenses (note 3)		29,530
		29,530
Income before income taxes		22,949
Provision for income taxes (note 4)		9,509
Net income	$	13,440

See accompanying notes to financial statements.